A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the province and territories of Canada, except Québec and Nunavut, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state, district or commonwealth of the United States (as defined in Regulation S under the U.S. Securities Act). Accordingly, except as permitted by the Agency Agreement (as defined herein), these securities may not be offered or sold, directly or indirectly, within the United States or to or for the account or benefit of any "U.S. Person" (as defined in Regulation S under the U.S. Securities Act), absent an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to or for the account or benefit of a U.S. Person or person within the United States. See "Plan of Distribution".
Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Jet Metal Corp. at its head office and principal place of business at Suite 1240 – 1140 West Pender Street, Vancouver, British Columbia V6E 4G1 (Telephone: 604-681-8030), and copies are also available electronically at www.sedar.com.
PRELIMINARY SHORT FORM PROSPECTUS

New Issue	November 25, 2016

JET METAL CORP.
Minimum Offering: $6,000,000 or 20,000,000 Subscription Receipts
Maximum Offering: $9,999,999.90 or 33,333,333 Subscription Receipts
This short form prospectus (this "Prospectus") qualifies the distribution (the "Offering") of a minimum of 20,000,000 (the "Minimum Offering") and a maximum of up to 33,333,333 (the "Maximum Offering") subscription receipts (each, a "Subscription Receipt") of Jet Metal Corp. (the "Company" or "Jet") at a price of $0.30 per Subscription Receipt (the "Offering Price"), for gross proceeds of a minimum of $6,000,000.00 and a maximum of up to $9,999,999.90. The Subscription Receipts will be offered for sale on a best efforts, agency basis pursuant to an agency agreement (the "Agency Agreement") to be entered into among the Company, Canada Jetlines Ltd. ("Jetlines"), Mackie Research Capital Corporation ("Mackie") as lead agent, together with Haywood Securities Inc, PI Financial Corp. and Echelon Wealth Partners Inc. (together with Mackie, the "Agents"). The terms of the Offering, including the Offering Price, were determined by arms' length negotiation among the Company and the Agents. See "Plan of Distribution".
Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration or further action on the part of the holder, one unit of the Company (each a "Unit" and collectively the "Units"), upon receipt by the Escrow Agent (as defined herein), prior to the Termination Time (as defined herein), of a release notice from the Company and Jetlines, and acknowledged by Mackie on behalf of the Agents, confirming that: (a) all of the conditions precedent to the closing of the Transaction (as defined under the heading "Explanatory Note – Proposed Business Combination" and further described under the heading "The Transaction") have been satisfied or waived to the satisfaction of the Company and Jetlines, (b) except as consented to in writing by Mackie on behalf of the Agents, no material provision of the Amalgamation Agreement (as defined herein) has been amended by the parties thereto, and (c) neither the Company nor Jetlines is in material breach or default of the Agency Agreement (the "Release Notice").  Each Unit will consist of, depending on the residency of the purchaser, one Common Share (as defined herein) or one Variable Voting Share (as defined herein) on a post-Consolidation (as defined herein) basis (each, a "Unit Share") and one half of one Common Share purchase warrant (each whole warrant, a "Warrant").  Each Warrant shall entitle the holder thereof to purchase, depending on the residency of the purchaser, one Common Share or one Variable Voting Share on a post-Consolidation basis (each, a "Warrant Share") at a price of $0.50 at any time up to 5:00 p.m. (Vancouver time) on the date which is 24 months from the Escrow Release Time (as defined herein).  The Warrants will be created and issued pursuant to the terms of a warrant indenture (the "Warrant Indenture") to be dated the Closing Date (as defined herein) between the Company and Computershare Trust Company of Canada, as warrant agent thereunder.
The gross proceeds of the Offering (the "Escrowed Funds"), will be held by Computershare Trust Company of Canada, as subscription receipt agent (the "Escrow Agent"), and deposited in one or more interest bearing trust accounts, or in a Government of Canada short-term debt obligation or other short-term investment-grade debt obligation(s), pending the receipt by the Escrow Agent of the Release Notice, pursuant to the terms of a subscription receipt agreement (the "Subscription Receipt Agreement") to be entered into on the Closing Date (as defined herein) among the Company, Jetlines, the Escrow Agent and the Agents, each on their own behalf. On Closing, 50% of the Base Agents' Fees (as defined herein) and all of the Agent's Expenses (as defined herein) shall be paid to the Agents from the Company's existing cash on hand. If the Release Notice is received by the Escrow Agent on or before 5:00 p.m. (Vancouver time) on the day that is 180 days after the Closing Date (as defined herein) (the "Deadline"), the Escrowed Funds and the interest thereon (less the Advisory Fee and the remaining 50% of the Base Agents' Fee and the interest thereon) will be released to the Company (the "Escrow Release Time"), and each holder of Subscription Receipts will receive one Unit Share and one half of one Warrant for each Subscription Receipt held, without payment of additional consideration or further action on the part of the holder. See "Description of Subscription Receipts".
If the closing of the Transaction does not occur by the day that is 120 days after the Closing Date (as defined herein), each one Subscription Receipt will be exercisable into 1.05 Units, and thereafter at the end of each additional thirty (30) day period up to the Deadline, each Subscription Receipt will be exercisable for an additional 0.05 Units, subject to a pro-rated per diem adjustment should the Transaction close within such a thirty (30) day period. No fractional Unit Shares or Warrants will be issued in connection with the exercise of a Subscription Receipt. Where the number of Unit Shares or Warrants to which a holder of Subscription Receipts is entitled is not a whole number, the number of Unit Shares or Warrants issued to such holder will be rounded down to the nearest whole number without any compensation therefor.
If: (i) the closing of the Transaction does not occur by the Deadline, (ii) the Transaction is terminated in accordance with the terms of the Amalgamation Agreement at any earlier time, or (iii) the Company advises the Agents or announces to the public that it does not intend to complete the Transaction (in any such case, the "Termination Time"), then holders of Subscription Receipts will be entitled to receive an amount per Subscription Receipt equal to the Offering Price and a pro rata entitlement to the interest earned thereon. Any shortfall will be funded by the Company.
The common shares of the Company (the "Common Shares") are listed on the TSX Venture Exchange (the "TSXV") under the symbol "JET". Trading in the Common Shares was halted on the TSXV on February 17, 2016, pending completion of the Transaction. The closing price of the Common Shares on the TSXV on February 17, 2016, being the last trading date prior to the imposition of the halt and the announcement of the Transaction, was $0.085 ($0.1275 on a post-Consolidation basis).
The Company has applied to list the Unit Shares issuable pursuant to the Subscription Receipts sold pursuant to the Offering (including the Unit Shares issuable pursuant to the Agent's Option (as defined herein), the Warrant Shares issuable on exercise of the Warrants that are issuable pursuant to the Subscription Receipts sold pursuant to the Offering (including Warrant Shares underlying the Warrants issuable pursuant to the Agent's Option), the Unit Shares issuable upon exercise of the Agents' Warrants (including the Warrant Shares issuable on exercise of the Warrants that are issuable upon exercise of the Agents' Warrants) and Unit Shares and Warrant Shares issuable upon exercise of the Agents' Warrants as part of the Advisory Fee (as defined herein)) on the TSXV. Listing is subject to the Company fulfilling all applicable TSXV listing requirements.
Completion of the Offering is subject to achievement of the Minimum Offering. It is expected that the closing of the Offering (the "Closing") will take place on or around December 16, 2016, or such other date as may be agreed on by the Company and the Agents (the "Closing Date"), but in any event, no later than the date
i

that is 90 days following the date that a receipt is issued for this Prospectus (or such later date as the securities regulatory authorities may permit). See "Plan of Distribution".
There is currently no market through which the Subscription Receipts or Warrants may be sold and purchasers may not be able to resell the Subscription Receipts or Warrants forming part of the Units purchased under this Prospectus.  This may affect the pricing of the Subscription Receipts or Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.  See "Plan of Distribution" and "Risk Factors".
	Price to Public		Agents' Fee(1)	Net Proceeds to the Company(2)
Per Subscription Receipt	$0.30	(3)	$0.0225	$0.2775
Minimum Offering(4)(5)(6)	$6,000,000.00		$450,000.00	$5,550,000.00
Maximum Offering(5)(6)	$9,999,999.90		$749,999.99	$9,249,999.91

(1)
The Company has agreed to: (i) pay the Agents a cash commission equal to 6.0% of the gross proceeds of the Offering (the "Base Agents' Fee"), (ii) issue to the Agents such number of share purchase warrants (each, an "Agents' Warrant") as is equal to 6.0% of the number of Subscription Receipts sold under the Offering, with each Agents' Warrant entitling the holder to acquire one Unit at the Offering Price until the date that is 24 months from the Escrow Release Time, (iii) pay the Agents a work fee in the amount of $25,000 plus HST (the "Corporate Finance Fee"), (iv) reimburse the Agents for their reasonable expenses in connection with the Offering (the "Agents' Expenses"), and (v) pay the Agents an advisory fee consisting of an additional cash commission equal to 1.5% of the gross proceeds of the Offering and issue to the Agents such number of Agents' Warrants as is equal to 1.5% of the number of Subscription Receipts sold under the Offering, with each Agents' Warrant entitling the holder to acquire one Unit at the Offering Price until the date that is 24 months from the Escrow Release Time (the "Advisory Fee", and together with the Base Agents' Fee, the "Agents' Fee"). See "Plan of Distribution".

(2)
Excluding interest accrued, if any, on the Escrowed Funds and before deducting legal, accounting and administrative expenses of the Offering and the Transaction, estimated to be an aggregate of approximately $250,000, which will be paid by the Company from the proceeds of the Offering and the general funds of the Company. See "Use of Proceeds".

(3)
Of the Offering Price, the Company shall allocate $0.22 to each Unit Share and $0.08 to each Warrant comprising the Units issuable pursuant to the Subscription Receipts, subject to adjustment in the event the Transaction does not occur by the date that is 120 days after the Closing Date.

(4)	There will be no closing unless the aggregate gross proceeds from the Offering (which may include the exercise of the Agent's Option) is greater than or equal to $6,000,000.00.
(5)
The Company has granted to the Agents an option (the "Agent's Option") to acquire up to an additional 5,000,000 Subscription Receipts in the case of the Maximum Offering (each, an "Agent's Option Subscription Receipt" and collectively, the "Agent's Option Subscription Receipts") at the Offering Price.  The Agent's Option is exercisable, in whole or in part, in the sole discretion of the Agents at any time up to 48 hours from the Closing Date and may be exercisable by the Agents to acquire Agent's Option Subscription Receipts at the Offering Price. For certainty, the number of Agent's Option Subscription Receipts issued in connection with the exercise of the Agent's Option shall not exceed 15% of the number of Subscription Receipts issued pursuant to the Offering.  If the Agent's Option in the case of the Maximum Offering is exercised in full, the total price to the public, Agents' Fee and net proceeds to the Company will be $11,499,999.90, $862,499.99 and $10,637,499.91, respectively.  A purchaser who acquires any securities forming part of the Agent's Option acquires those securities under this Prospectus.  In this Prospectus, unless otherwise specified, the terms "Subscription Receipts", "Unit Shares", "Warrants" and "Warrant Shares" include all securities issuable on exercise of the Agent's Option.

(6)	Assuming no exercise of the Agent's Option.
The following table sets out the number of securities that have been issued or may be issued by the Company to the Agents, assuming in the case of the Maximum Offering that the Agent's Option is exercised in full:
Agents' Position(1)	Minimum Offering	Maximum Offering	Exercise Period	Exercise Price
Agent's Option	n/a	5,000,000 Agent's Option Subscription Receipts	Up to 48 hours prior to the Closing Date	$0.30 per Agent's Option Subscription Receipt
Agents' Warrants	1,500,000 Agents' Warrants	2,875,000 Agents' Warrants	Up to 24 months after the Escrow Release Time	$0.30 per Agents' Warrant

(1)
This Prospectus qualifies the grant of the Agent's Option and the distribution of the Agent's Option Subscription Receipts issuable upon any exercise of the Agent's Option and the Agents' Warrants.  See "Plan of Distribution".

The Agents conditionally offer the Subscription Receipts in accordance with the conditions contained in the Agency Agreement and subject to approval of certain legal matters by Gowling WLG (Canada) LLP on behalf
iii

of the Company, Miller Thomson LLP on behalf of Jetlines and McCullough O'Connor Irwin LLP on behalf of the Agents.
The Agents propose to offer the Subscription Receipts initially at the Offering Price. After the Agents have made a reasonable effort to sell all of the Subscription Receipts at such price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, subject to the limitations on discount market price in accordance with the policies of the TSXV, and the compensation realized by the Agents will be decreased by the amount that the aggregate price paid by purchasers for the Subscription Receipts is less than the proceeds paid by the Agents to the Company. No reduction in the Offering Price will affect the net proceeds received by the Company pursuant to the Offering. See "Plan of Distribution".
The Agents will hold all subscription funds received pending the Closing and will return subscription funds to the subscribers without interest, set-off or deduction if the Offering is not completed on or before the day which is 90 days after the date a receipt is issued for the final Prospectus (or such later date as the securities regulatory authorities may permit) and filing of any required amendment to this Prospectus and the regulator issuing a receipt for such amendment. In any event, the total period of the distribution will not end more than 180 days from the date of receipt for this Prospectus.
Except in limited circumstances: (i) the Subscription Receipts, Unit Shares and Warrants (together, the "Securities") will be issued and deposited in electronic form with CDS Clearing and Depository Services Inc. ("CDS") or its nominee pursuant to the book-based system administered by CDS; (ii) certificates evidencing the Securities will not be issued to purchasers; and (iii) purchasers will receive only a customer confirmation from the Agents or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Subscription Receipts is purchased. See "Depository Services".
An investment in the Securities is highly speculative and involves a high degree of risk that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such Securities.  See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" for a discussion of factors that should be considered by prospective investors and their advisors in assessing the appropriateness of an investment in the Securities.
Prospective investors are advised to consult their own tax advisors regarding the application of Canadian federal income tax laws to their particular circumstances, as well as any other provincial, foreign and other tax consequences of acquiring, holding or disposing of Subscription Receipts or the Unit Shares, Warrants and Warrant Shares issuable upon exchange thereof. Owning the Securities may have tax consequences for you both in Canada and the United States. This Prospectus contains only a summary of certain Canadian federal income tax considerations and does not address any U.S. tax considerations.
Prospective investors should rely only on the information contained in this Prospectus and the documents incorporated by reference herein. Neither the Company nor Jetlines has authorized anyone to provide prospective investors with information different from that contained in this Prospectus. Subject to the Company's obligations under applicable securities laws, the information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or any sale of the Subscription Receipts. The Company is not offering the Subscription Receipts in any jurisdiction in which the Offering is not permitted.
The Company's head office and registered office is located at Suite 1240 – 1140 West Pender Street, Canada, Vancouver, British Columbia, V6E 4G1.
iv

Jetlines' head office is located at Suite 327 – 5360 Airport South Road, Richmond, British Columbia, V6Z 2M1. Jetlines' registered office is located at Suite 1000, 840 Howe Street, Vancouver, British Columbia, V7B 1B4.
Unless otherwise specifically stated, all dollar amounts in this Prospectus are expressed in Canadian dollars.
v

TABLE OF CONTENTS

EXPLANATORY NOTE – PROPOSED BUSINESS COMBINATION 1
DOCUMENTS INCORPORATED BY REFERENCE 1
MARKETING MATERIALS 2
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS 3
BUSINESS OF THE COMPANY 5
BUSINESS OF JETLINES 5
THE TRANSACTION 9
CONSOLIDATED CAPITALIZATION 10
USE OF PROCEEDS 11
DESCRIPTION OF SUBSCRIPTION RECEIPTS 13
DESCRIPTION OF UNIT SHARES AND WARRANTS 15
PLAN OF DISTRIBUTION 19
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS 20
ELIGIBILITY FOR INVESTMENT 24
DEPOSITORY SERVICES 24
PRIOR SALES 25
PRICE RANGE AND TRADING VOLUME 26
RISK FACTORS 26
LEGAL MATTERS AND INTEREST OF EXPERTS 29
AUDITORS, TRANSFER AGENT AND REGISTRAR 29
LEGAL PROCEEDINGS 29
DIVIDEND POLICY 29
EXEMPTIONS FROM THE INSTRUMENT 29
PURCHASERS' STATUTORY RIGHTS 30
CERTIFICATE OF THE COMPANY C-1
CERTIFICATE OF CANADA JETLINES LTD. C-2
CERTIFICATE OF THE AGENTS C-3

i

EXPLANATORY NOTE – PROPOSED BUSINESS COMBINATION
The Subscription Receipts are being offered in connection with the proposed acquisition of Jetlines by the Company by way of a three-cornered amalgamation pursuant to which: (i) the Comp any will effect a consolidation of the outstanding Common Shares on the basis of one post-consolidation Common Share for each 1.5 pre-consolidation Common Shares (the "Consolidation"); (ii) the Company will change its name to "Canada Jetlines Ltd." (the "Name Change"); (iii) the corporate jurisdiction of the Company will be continued from the jurisdiction of the Province of British Columbia to the jurisdiction of Canada as a Federal corporation (the "Continuance"); (iv) concurrent with the Continuance the authorized capital of the Company will be altered (the "Share Capital Restructuring") by creating a new class of shares of the Company so that the authorized capital will consist of a class of unlimited Common Shares and a class of unlimited variable voting shares (the "Variable Voting Shares", together with the Common Shares, the "Voting Shares"); (v) Jet Metal Acquisition Corp. ("Newco"), a wholly-owned subsidiary of the Company, will amalgamate with Jetlines (the "Amalgamation"); and (vi) the shareholders of Jetlines will receive post-Consolidation Voting Shares in exchange for their Jetlines Shares (collectively, the "Transaction").
The Transaction will result in the Change of Business (as defined in the policies of the TSXV) of the Company from a "mining issuer" to an "industrial issuer". Following completion of the Transaction, the business of the Company will be that of Jetlines. As such, this Prospectus incorporates by reference a management information circular of the Company dated effective June 17, 2016 (the "Information Circular"), relating to the annual general and special meeting of the Company held on July 27, 2016, which includes certain information related to the business and operations of Jetlines and the Company, as well as audited annual financial statements and management's discussion and analysis ("MD&A") of Jetlines for the fiscal years ended December 31, 2015, 2014 and 2013, and the Company for the fiscal years ended April 30, 2016, 2015 and 2014.
Given that the completion of the Offering, the Consolidation and Continuance are conditions to the closing of the Transaction, all information with respect to Voting Shares in this Prospectus is presented on a post-Consolidation basis, unless otherwise indicated.
Pursuant to an order dated November 25, 2016, the Company has obtained an exemption from the qualification criteria in Sections 2.2(d)(ii) and 2.2(e) of National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101"). See "Exemptions from the Instrument".
For the purposes of this Prospectus, references to the "Resulting Issuer" refer to the Company upon completion of the Transaction.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or other similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at Suite 1240 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1 (Telephone: 604.681.8030). In addition, copies of the documents incorporated herein by reference may be obtained under the profile of the Company through the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed online at www.sedar.com.
The following documents are specifically incorporated by reference into, and form an integral part of, this Prospectus:
1.	the annual audited consolidated financial statements of the Company for the years ended April 30, 2016, 2015 and 2014, together with the notes thereto and the independent auditor's report thereon;
2.	management's discussion and analysis of the Company dated August 25, 2016 for the year ended April 30, 2016;

3.
the unaudited condensed interim consolidated financial statements of the Company for the three months ended July 31, 2016, together with the notes thereto (the "Jet Interim Financial Statements"), except the notice of no auditor review in the Jet Interim Financial Statements;

4.	management's discussion and analysis of the Company dated September 23, 2016 for the three months ended July 31, 2016 (the "Jet Interim MD&A");
5.
the Company's material change report dated November 7, 2016 announcing that federal Transport Minister, Marc Garneau, has approved Jetlines' request for an exemption from the current foreign ownership rules for a Canada airline;

6.
the Information Circular, which includes: (i) annual audited financial statements of Jetlines as at and for the years ended December 31, 2015, 2014 and 2013, together with the notes thereto and the independent auditor's report thereon, (ii) the unaudited condensed interim financial statements of Jetlines as at and for the three months ended March 31, 2016, together with the notes thereto; and (iii) MD&A of Jetlines for the year ended December 31, 2015, and the three months ended March 31, 2016;

7.
the unaudited condensed interim financial statements of Jetlines as at and for the three and nine months ended September 30, 2016, together with the notes thereto (the "Jetlines Interim Financial Statements");

8.	management's discussion and analysis of Jetlines dated November 25, 2016 for the three and nine months ended September 30, 2016 (the "Jetlines Interim MD&A"); and
9.	the pro-forma consolidated statement of financial position of Jetlines as at July 31, 2016, together with the notes thereto (the "Pro-Forma Financial Statements").
Any documents of the type required by NI 44-101 to be incorporated by reference in a short form prospectus, including any material change reports (except confidential material change reports), comparative interim financial statements, comparative annual financial statements, together with the accompanying report of the auditors, if any, MD&A of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by the Company with a securities commission or similar regulatory authority of a province or territory of Canada after the date of this Prospectus and prior to the termination of the distribution, shall be deemed to be incorporated by reference into this Prospectus.
Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus.
MARKETING MATERIALS
Any "template version" of any "marketing materials" (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) used by the Agents in connection with the Offering does not form a part of this Prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus. Any template version of any marketing materials that has been, or will be, filed under the Company's profile on SEDAR at www.sedar.com before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference in this Prospectus.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus and the documents incorporated or deemed to be incorporated by reference herein contain forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. These forward-looking statements relate to future events or the future performance of the Company, Jetlines or the Resulting Issuer, as applicable. All statements other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. These forward-looking statements are only predictions. Actual events or results may differ materially. In addition, this Prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions and known and unknown risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Forward-looking statements in this Prospectus and the documents incorporated by reference herein speak only as of the date of this Prospectus or as of the date specified in the documents incorporated by reference herein.
Forward-looking statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:
•	the closing of the Offering, the conversion of the Subscription Receipts, and the timing thereof;
•	the use of the gross proceeds of the Offering;
•	the listing of the Unit Shares and Warrant Shares;
•	the expected closing date of the Transaction and the Offering;
•	the completion of the Transaction;
•	the obtaining of all required approvals in connection with the Transaction and the Offering;
•	the anticipated Canadian federal income and other tax consequences of the Offering and the Transaction;
•	expectations as to future operations of the Resulting Issuer;
•	the Resulting Issuer's anticipated financial performance following completion of the Transaction;
•	future development and growth prospects;
•	expected operating costs, general and administrative costs, costs of services and other costs and expenses;
•	ability to meet current and future obligations;

•	ability to obtain equipment, services and supplies in a timely manner; and
•	ability to obtain financing on acceptable terms or at all.
Although the Company and Jetlines believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  None of the Company, Jetlines or the Agents can guarantee future results, levels of activity, performance or achievements.  Moreover, neither the Company, Jetlines nor any other person assumes responsibility for the outcome of the forward-looking statements.  Many of the risks and other factors are beyond the control of the Company, Jetlines and the Resulting Issuer, which could cause results to differ materially from those expressed in the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein.  The risks and other factors include, but are not limited to:
•
that the closing of the Offering and the Transaction could be delayed or not occur at all if the Company or Jetlines is unable to obtain the necessary shareholder, stock exchange or other approvals required for completion of the Offering or the Transaction;

•	failure to realize the anticipated benefits of the Transaction;
•	failure of the Resulting Issuer to operate and grow Jetlines' business effectively;
•	the availability of financial resources to fund the Resulting Issuer's expenditures;
•	competition for, among other things, capital reserves and skilled personnel;
•	protection of intellectual property;
•	third party performance of obligations under contractual arrangements;
•	prevailing regulatory, tax and other applicable laws and regulations;
•	stock market volatility and market valuations;
•	uncertainty in global financial markets; and
•
the other factors described under the heading "Risk Factors" in this Prospectus and under the headings "Risk Factors" and "Risk Factors Relating to the Transaction" in the Information Circular, which is incorporated by reference herein.

These factors should not be considered exhaustive. With respect to forward-looking statements contained in this Prospectus and the documents incorporated by reference herein, the Company and Jetlines have made assumptions regarding, among other things: the impact of increasing competition; conditions in general economic and financial markets; current technology; cash flow; future exchange rates; timing and amount of capital expenditures; effects of regulation by governmental agencies; future operating costs; and the Company's ability to obtain financing on acceptable terms.
Readers are cautioned that the foregoing list of factors is not exhaustive and that additional information on these and other factors that could affect the Company's or the Resulting Issuer's operations or financial results is discussed in this Prospectus, the Information Circular, and certain of the other documents on file with Canadian securities regulatory authorities and incorporated by reference herein. Copies of these documents are available on SEDAR at www.sedar.com. The above summary of assumptions and risks related to forward-looking statements is included in this Prospectus and the documents incorporated by reference herein in order to provide readers with a more complete perspective on the future operations of the Company and the Resulting Issuer. Readers are cautioned that this information may not be appropriate for other purposes.

The forward-looking statements contained in this Prospectus and in the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company is not under any duty to update or revise any of the forward-looking statements except as expressly required by applicable securities laws.
BUSINESS OF THE COMPANY
The Company is in the business of acquiring, exploring, and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. Jet is focused on maintaining its uranium properties in North America, as well as investigating other mineral opportunities and opportunities outside of the mineral resource sector.  Jet does not have any producing mineral properties at this time.
Due to the significant downturn in the mining sector, which particularly affected the ability of junior mineral exploration companies, like the Company, to obtain the funding and growth capital necessary to proceed with planned exploration of their properties, the Company's management began to seek business opportunities outside of the mineral exploration sector.  They considered a number of different proposals that were presented to the Company, with respect to businesses ranging across several industries at various stages of development, which led to the entry into a letter of intent dated February 16, 2016 with Jetlines with respect to the Transaction.
The principal rational for the Transaction is to transform Jet into an industrial issuer under the policies of the TSXV and merge the considerable management and capital markets expertise of Jet's management team, with the assets and considerable airline operational expertise of Jetlines. Jetlines will use a commercial aviation ultra-low cost carrier ("ULCC") model to attract new passengers with low airfares and plans to retain these passengers by demonstrating a passion for service.
See Appendix A to the Information Circular under the heading "Information Concerning Jet Metal Corp. – Business of Jet".
BUSINESS OF JETLINES
If the Transaction is completed, the business of the Resulting Issuer will be the business of Jetlines. Jetlines was incorporated by seasoned airline executives and industry experts for the purpose of launching a ULCC airline in Canada to address a customer base that management of Jetlines believes is presently unserved or underserved by the two major Canadian domestic airlines ("MCDAs"), Air Canada and WestJet and their affiliate airlines, or any current operating Canadian airline. NewLeaf Travel Company Inc. operates as an indirect service provider that has an arrangement with Flair Airlines Ltd. to operate flights that NewLeaf sells tickets on. This indirect service provider model is a high cost structure and does not represent a true ULCC business model.
Jetlines plans to launch an airline in Canada that applies ULCC operating principles with a focus on stimulating passenger demand through low cost airfares, and generating revenue from the sale of ancillary products and services onboard its aircraft. Jetlines intends to select routes that avoid direct competition with MCDA carriers (where possible) and focus on cost discipline in order to keep operating costs low. The figure below demonstrates Jetlines' anticipated cost advantage when compared to the MCDAs:

Jetlines' Reduction in Cost per Seat Mile
Notes:
(1) Compared to Jetlines' B737-700 seating plan of 149 seats
(2) Economies of scale, aircraft utilization, purchasing power and aircraft ownership

Assuming, among other things, completion of the Transaction and the Offering and completion of the Canadian airline licensing process, Jetlines intends to commence commercial operations approximately six months after receipt of the Second Phase Financing (defined herein).  Jetlines plans to operate scheduled point-to-point all jet air service nationally with primary bases at the Vancouver International Airport and the Hamilton International Airport, with a secondary base at the Winnipeg International Airport.  Jetlines plans to operate flights throughout Canada, the United States, Mexico and the Caribbean.
Jetlines expects that by applying the ULCC model, a new market of Canadian travelers will be created comprised of persons who: (1) are not presently flying from Canadian airports due to high airfares; (2) are not flying because of the lack of jet service from Canada's over 30 secondary airports; (3) are using American ULCC airlines in United States border towns near Canada; or (4) are not flying to trans-border destinations because the service in not currently offered, or is offered via multiple stops and connections. Jetlines anticipates this new market of passengers to be comprised of price sensitive travelers, which could include budget conscious leisure travelers, students, families and business travelers seeking to contain costs.
Canada has six cities/metro areas with a population of greater than 1 million and there are 30 metro areas with a population of more than 100,000. Set out in the tables below are a sample of airports and catchment areas for Jetlines' planned routes. Toronto has been excluded since it is the major hub for Air Canada and one of two hubs for WestJet and thus Jetlines does not plan to fly there.

Jetlines' prospective ULCC routes:

Prince Rupert
Prince George
Ft. St. John
Ft. McMurray
Edmonton
Comox
Nanaimo
VANCOUVER
Victoria
Kelowna
Red Deer
Abbotsford
Calgary
Saskatoon
Regina
WINNIPEG
Thunder Bay
Deer Lake
St. John's
Quebec
Moncton
Halifax
St. Hubert
Sault St. Marie
Sudbury
Ottawa
London
Waterloo
SW ONTARIO
New York
Boston
Reno-Tahoe
Oakland
Honolulu
Las Vegas
Los Angeles
San Diego
Orlando
Ft. Lauderdale
Los Cabos
Puerto Vallarta
Liberia Costa Rico
Cancun
San Jose Costa Rico
Varadero
Punta Cana
Montego Bay
KEY
Vancouver based routes
SW Ontario based routes
Winnipeg based routes

Jetlines' proposed catchment areas:

Airports in Jetlines' proposed catchment areas:
The ULCC model provides the capability for specifically designed airlines to reduce their costs in a manner that provides scheduled airline service at base airfares averaging 40% below their nearest competitor thus creating new passenger demand by market stimulation. The worldwide use of other ULCC airlines such as Allegiant Air and Spirit Airlines in the United States, Air Asia in Asia, and Ryanair and EasyJet in Europe demonstrates the power of these ULCC airlines to attract and significantly stimulate passenger traffic and lead the markets they operate in, while generating strong returns for shareholders.
Jetlines has been granted Tier 1 customer status by The Boeing Company ("Boeing") which means Boeing will provide start-up support to Jetlines including providing key operating metrics to build its route model and assistance with branding. Jetlines' fleet will initially be based on the Boeing 737 fleet family and Jetlines expects to start operations by leasing two Boeing 737 aircraft. As the business grows, Jetlines intends to lease and/or acquire further aircraft. In furtherance of this objective, Jetlines has entered into a purchase agreement with Boeing (the "Boeing Agreement"). Subject to the terms of the Boeing Agreement, Jetlines has agreed to purchase five Boeing 737-7MAX aircraft for delivery in 2021. In addition, Boeing has granted Jetlines the option to purchase up to an additional 16 Boeing 737MAX aircraft. Jetlines is also evaluating the use of the Bombardier C-Series aircraft, but in all cases its start-up aircraft will be the Boeing 737 aircraft.
Jetlines current has agreements with seven airline subject matter experts with senior airline and marketing experience, and additional management team members will be augmented with operations and commercial specialists upon the closing of the Offering. Jetlines has also established an advisory board to advise the Board of Directors of Jetlines on an as needed basis with respect to a broad range of issues such as business, economic and government matters. The advisory board consists of the following members:
Advisory Board Member	Relevant Experience
Mike Harris, ICD.D	• Premier of the Province of Ontario, from 1995-2002 • Frequent advisor to business, law firms, and think tanks • Sits on the board of several public and private companies
Stan Gadek	• Past President, CEO, CFO of Sun Country Airlines • Past CFO of AirTran
Edward Wegel
• Over 30 years' experience in the airline industry and aviation investment banking
• President and CEO of AVi8 Air Capital, an aircraft leasing company
• Past President and CEO of Eastern Air Lines Group
• Former Chief Restructuring Officer, CEO and Chairman of Travelogix, an internet travel company acquired by CheapoAir/Fareportal
• Former Senior VP of Corporate Development for Mesa Air Group

For detailed information regarding the business of Jetlines, see Appendix B to the Information Circular under the heading "Information Concerning CJL – Description of the Business".
THE TRANSACTION
In connection with the Transaction, the Company, Jetlines and Newco have entered into an amalgamation agreement dated April 12, 2016, as amended (the "Amalgamation Agreement"). The Amalgamation Agreement provides for, among other things: (i) the Consolidation; (ii) the Name Change; (iii) the Continuance; (iv) the Share Capital Restructuring; (v) the Amalgamation; and (vi) the issuance of Common Shares in replacement of the formerly outstanding common shares of Jetlines. Holders of Jetlines voting common shares (the "Jetlines Common Shares") will receive 1.5 post-Consolidation Common Shares and holders of Jetlines variable voting common shares (the "Jetlines Variable Voting Shares" and, together with the Jetlines Common Shares, the "Jetlines Shares") will receive 1.5 post-Consolidation Variable Voting Share for each Jetlines Variable Voting Share held. Closing of the Transaction is expected to occur on or around January 31, 2017.
Upon completion of the Offering and the Transaction (assuming the issuance of Units pursuant to the Subscription Receipts and the completion of the Consolidation), the current shareholders of Jetlines will own approximately 27.83% (if the Minimum Offering is completed) or 22.39% (if the Maximum Offering is completed), of the post-Consolidation Voting Shares on an undiluted basis, and the Resulting Issuer will be engaged in the business of Jetlines and will be a Tier 2 industrial issuer listed on the TSXV. The Transaction will result in a Change of Business (as defined in the policies of the TSXV) of the Company from a "mining issuer" to an "industrial issuer". The Transaction will constitute a "reverse acquisition" (as such term is used in National Instrument 51‑102 – Continuous Disclosure Obligation) which results in Jetlines acquiring the net assets of the Company and continuing as the Resulting Issuer. For detailed information regarding Jetlines, see Appendix B to the Information Circular entitled "Information Concerning CJL".
In connection with the Transaction, each outstanding Jetlines stock option and Jetlines warrant will be replaced with, or exercisable into, such number of stock options and warrants, as applicable, of the Company as is set out in the Amalgamation Agreement or the certificate for such security, as applicable.
In connection with the completion of the Transaction, the Company intends to change its name to "Canada Jetlines Ltd.". Following the Name Change, it is expected that the trading symbol for the Common Shares will remain "JET".
Each of the directors and officers of the Company entered into a voting support agreement pursuant to which they agreed to vote any Common Shares held in favour of all matters to be considered at the annual general and special meeting of shareholders of the Company, which was held on July 27, 2016, including a resolution approving the Consolidation, the Continuance and the Change of Business, all of which were approved by the Company's shareholders at such meeting.
Each of the directors and officers of Jetlines entered into a voting support agreement pursuant to which they agreed to vote any Jetlines Shares held in favour of all matters to be considered at the annual general and special meeting of Jetlines shareholders, which was held on July 27, 2016, including the Amalgamation, all of which were approved by the Jetlines shareholders at such meeting.
Closing of the Transaction is expected to occur on or around January 31, 2017. Under the Amalgamation Agreement, conditions to closing of the Transaction include, without limitation, the continued accuracy of representations and warranties, the due performance of all covenants, the receipt of all required regulatory approvals, successful completion of the Offering for gross proceeds of at least $6,000,000 (or such other amount as may be agreed to by Jet and Jetlines) and the absence of material adverse changes with respect to each of the Company and Jetlines.

A copy of the Amalgamation Agreement has been filed by the Company on SEDAR and may be viewed under the Company's profile at www.sedar.com.
The Transaction is subject to certain conditions precedent, including regulatory approvals. For a detailed description of the terms of the Transaction, the Amalgamation Agreement, the Consolidation, the Continuance, the Amalgamation, and the Change of Business, see "The Transaction" in the Information Circular, which is incorporated herein by reference.
Recent Developments
On May 16, 2016, Jet and Jetlines submitted to the Honourable Marc Garneau, Minister of Transport, a request for the issuance of an exemption order pursuant to subsection 62(1) of the Canada Transportation Act ("CTA"). The request was for the operating subsidiary of the Resulting Issuer (Canada Jetlines Operations Ltd. ("CJL Operations") to be exempt from the current 25% foreign voting interest limit in the CTA and be permitted to have up to 49% foreign voting interests. Under law, the Minister may grant an exemption, if the government believes it is in the "public interest" to do so. On November 3, 2016 Minister Garneau announced that he has approved the Jet and Jetlines request for an exemption from current foreign ownership rules and that CJL Operations is permitted to have up to 49% foreign voting interests. The exemption will be granted subject to certain conditions, including that no single foreign investor or group of foreign investors can have more than a 25% voting interest. CJL Operations will be a wholly-owned subsidiary of the Resulting Issuer. The effect of the exemption order is that the Resulting Issuer will be permitted to have up to 49% foreign voting interests, with no single foreign investor or group of foreign investors having more than a 25% voting interest.
Pro Forma Financial Information
The following table summarizes selected unaudited pro-forma consolidated financial information for the Resulting Issuer as at July 31, 2016. The information should be read in conjunction with the Resulting Issuer's pro forma consolidated statement of financial position and related notes and other financial information in the Pro-Forma Financial Statements which are incorporated by reference into this Prospectus.
	Jet as at July 31, 2016 (unaudited) ($)	Jetlines as at September 30, 2016 (unaudited) ($)	Pro Forma Adjustments (unaudited) ($)	Resulting Issuer Pro Forma as at July 31, 2016 (unaudited) ($)
Current assets	1,660,792	63,536	5,331,965	7,056,293
Total assets	1,971,616	130,693	5,331,965	7,434,274
Current liabilities	567,298	762,139	(308,495)	1,020,942
Total liabilities	588,105	762,139	(308,495)	1,041,749
Shareholders' equity (deficit)	1,383,511	(631,446)	5,640,460	6,392,525

CONSOLIDATED CAPITALIZATION
There have been no material changes in the Company's consolidated share or loan capital since July 31, 2016, the date of the Company's most recently filed financial statements.
The following table sets forth the Company's share capital as at July 31, 2016 on: (a) an actual basis; (b) an as adjusted basis to give effect to the completion of the Minimum Offering and the Transaction; and (c) an as adjusted basis to give effect to the completion of the Maximum Offering and the Transaction.  This table should be read in conjunction with the Jet Interim Financial Statements and Jetlines Interim Financial Statements, together with the Jet Interim MD&A and Jetlines Interim MD&A which are incorporated by reference in this Prospectus.

	As of July 31, 2016
	Actual	As Adjusted for the Minimum Offering and the Transaction(1)	As Adjusted for the Maximum Offering and the Transaction(1)
Cash and cash equivalents	$1,372,395	$6,916,788(4)	$10,616,788(5)

Liabilities:
Current Liabilities	$567,298	$1,020,942	$1,020,942
Future Reclamation Provisions	$20,807	$20,807	$20,807
Shareholders' Equity:
Capital Stock (Authorized Unlimited)	$90,663,999	$14,113,141(4)	$17,736,000(5)
Equity Securities
Issued Voting Shares	18,812,300(2)	54,857,811(2)(4)	68,191,144(2)(4)
Issued Warrants	13,333,333(2)(3)	29,251,765(2)(4)	35,918,431(2)(5)
Issued Agents' Warrants	Nil	1,500,000(4)	2,500,000(5)
Issued Options	Nil(3)	5,275,000	5,275,000
(1)	Closing of the Offering is conditional upon the aggregate gross proceeds from the Offering (which may include exercise of the Agent's Option) being greater than or equal to $6,000,000.
(2)	On a post-Consolidation basis.
(3)	As of the date of this Prospectus, the Company has nil options outstanding and 20,000,000 warrants outstanding with an exercise price of $0.25 and expiring September 16, 2019.
(4)	Assuming no exercise of the Agent's Option.
(5)
If the Agent's Option is exercised in full, as adjusted cash and cash equivalents will be $12,004,288, as adjusted Capital Stock will be $19,094,572, as adjusted Voting Shares will be 73,191,144, as adjusted Warrants will be 38,418,431 and as adjusted Agents' Warrants will be 2,875,000.

(6)	As at July 31, 2016, the Resulting Issuer had a deficit of $8,909,532 (on an unaudited basis) based on the Pro Forma Financial Statements.
USE OF PROCEEDS
Proceeds
The minimum estimated net proceeds received by the Company from the Minimum Offering (assuming no exercise of the Agent's Option) will be $5,275,000 (determined after deducting the Agents' Fee of $450,000, Corporate Finance Fee of $25,000 and estimated expenses of the Offering of $250,000). The maximum estimated net proceeds received by the Company from the Maximum Offering (assuming no exercise of the Agent's Option) will be $8,974,999.91 (determined after deducting the Agents' Fee of $749,999.99, Corporate Finance Fee of $25,000 and estimated expenses of the Offering of $250,000).
The Escrowed Funds will be held by the Escrow Agent and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved investments) pending the satisfaction of all conditions to the completion for the Transaction. Upon the satisfaction of all conditions to closing of the Transaction on or before the Deadline, the Escrowed Funds and the interest thereon (less the Advisory Fee and the remaining 50% of the Base Agents' Fee and the interest thereon) will be released to the Company and each holder of Subscription Receipts will receive one Unit Share and one half of one Warrant for each Subscription Receipt, without payment of additional consideration or further action on the part of the holder.
Principal Purposes
Receipt of proceeds from the Offering by the Company is conditional upon completion of the Transaction in accordance with the Subscription Receipt Agreement.  The Company will use the net proceeds of the Offering to further the business objectives of Jetlines in launching a ULCC airline in Canada including advancing the licensing process, augmenting the leadership team with operations and commercial personnel, commence branding and marketing activities, as well as advance internet, digital media and IT systems initiatives.  The Company intends to use such available funds as follows:

Activity	Minimum Offering		Maximum Offering(5)
Aircraft launch activities, including leasing of initial aircraft(1)	$2,000,000		$3,400,000
Estimated 12-month general & administrative expenses	$940,000	(2)	$1,300,000	(3)
Marketing	$500,000		$1,000,000
Reservation system procurement and development	$400,000		$850,000
Website for merchandising and destination content	$350,000		$350,000
Recruiting and training of air and cabin crew	$250,000		$750,000	(4)
Operations system procurement and development	$250,000		$250,000
Human resource management system and advisory	$200,000		$200,000
Canadian Transportation Agency licensing process, including achieving a 705 Air Operator Certificate and completing all operational, administrative and human resources requirements	$100,000		$100,000
Unallocated working capital	$285,000		$774,999.91
TOTAL	$5,275,000		$8,974,999.91

(1)
For a description of the initial aircraft see "Business of Jetlines". In the event the Minimum Offering is completed a single aircraft will be leased and in the event that the Maximum Offering is completed two aircraft will be leased.

(2)
Inclusive of: compensation of full time equivalent employees leading up to the period of operations, including executive salaries, marketing, finance and administration and consulting ($516,000); insurance ($34,600); facilities rental and improvements, training and software, information technology and general office ($81,000); legal and regulatory ($98,000); audit and accounting ($35,000); employee benefits ($62,000) and travel ($114,000).

(3)
Inclusive of: compensation of full time equivalent employees leading up to the period of operations, including executive salaries, marketing, finance and administration and consulting ($720,000); insurance ($48,000); facilities rental and improvements, training and software, information technology and general office ($145,000); legal and regulatory ($120,000); audit and accounting ($35,000); employee benefits ($76,000) and travel ($156,000).

(4)	In the event the Maximum Offering is completed there will be additional recruiting and training costs associated with the second aircraft and preparation for start of operations.
(5)
In the event the Maximum Offering is completed and the Agent's Option is exercised in full, the net proceeds to the Company will be $10,362,499.91 (determined after deducting the Agents' Fee of $862,499.99, Corporate Finance Fee of $25,000 and estimated expenses of the Offering of $250,000). The additional $1,387,500.00 in net proceeds received pursuant to the exercise of the Agent's Option, plus interest, will initially be added to the Company's working capital and are subsequently expected to be applied to costs related to the development of the Company's Phase 1 Aircraft Launch activities in furtherance of the Company's business plans and for general corporate purposes. See "Business Plan, Objectives and Milestones".

The Company had negative operating cash flow for its financial year ended April 30, 2016. To the extent the Company has negative cash flow in future periods, the Company may use a portion of its general working capital to fund such negative cash flow.
Business Plan, Objectives and Milestones
Upon completion of the Transaction, the Resulting Issuer's business will be that of Jetlines and the business objectives of the Resulting Issuer will be the business objectives of Jetlines.  See Appendix B to the Information Circular "Information Concerning CJL –Description of the Business".
Jetlines is aiming to achieve its first operational flight approximately six months after the Second Phase Financing is achieved.  The table below sets out the business objectives and milestones of Jetlines, in order to achieve this target.  The associated target dates are based on project funds being acquired according to Jetlines' business plan. Certain commitments and contracts associated with the business objectives are also dependent on meeting planned financing objectives.

Jetlines has split its business objectives and milestones into two phases. In the first phase, Jetlines will complete the Transaction and raise funding through the Offering to secure a commercial revenue-producing website, establish and promote the Jetlines brand, secure aircraft, and secure the key personnel and aircraft equipment to complete the Air Operator Certificate. The second phase would see Jetlines conducting the major fund raising round net of $44 million (if the Minimum Offering is completed) or $40 million (if the Maximum Offering is completed) in the first half of 2017 (the "Second Phase Financing").
Business Objectives	Target Dates
Phase One Milestones
Complete Transaction	January 2017
Plan & Execute Phase 1 Marketing Strategy	February 2017
Launch website for merchandising and destination content	February 2017
Execute Human Resource Plan	February 2017
Execute Phase 1 of Reservation System procurement	February 2017
Phase 1 Aircraft Launch activities including lease of initial two aircrafts	March 2017
Launch Phase 1 Air Crew and Cabin Crew recruiting and equipping	May 2017
Complete the Canadian Transportation Agency licensing process, including achieving a 705 Air Operator Certificate	May 2017
Execute operations systems acquisition project	May 2017
Phase Two Milestones
Completion of Second Phase Financing	April 2017
Execute Phase 2 marketing strategy	May 2017
Launch website for reservations	May 2017
Start-up route network operations	June 2017
Phase 2 Aircraft Launch activities	June 2017
Execute Phase 2 of aircrew and cabin crew project activities - training for the initial aircraft	June 2017
Obtain Canadian Transportation Agency domestic 705 licence	July 2017

While the Resulting Issuer intends to pursue these milestone events, there may be circumstances where, for valid business reasons, a re-allocation of efforts may be necessary or advisable.
For additional information with respect to the business objectives and milestones of the Resulting Issuer, see Appendix B to the Information Circular "Information Concerning CJL – Business Plan, Objectives and Milestones", which is incorporated herein by reference.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
The following summary of the material attributes and characteristics of the Subscription Receipts does not include a description of all of the terms of the Subscription Receipts, and reference should be made to the Subscription Receipt Agreement for a complete description of the terms of the Subscription Receipts, which will be filed with the applicable Canadian securities regulatory authorities and available under the Company's profile on www.sedar.com.

The Escrowed Funds will be held by the Escrow Agent and deposited in one or more interest bearing trust accounts, or in a Government of Canada short-term debt obligation or other short-term investment-grade debt obligation(s), pending the earlier of: (i) receipt by the Escrow Agent of the Release Notice, or (ii) the Termination Time.
Forthwith upon satisfaction or waiver of all conditions to the closing of the Transaction, other than the filing of the articles of amalgamation, the Company and Jetlines will execute and deliver the Release Notice to the Escrow Agent.  If the Release Notice is received by the Escrow Agent on or before the Deadline, the Escrowed Funds and the interest earned thereon (less the Advisory Fee and the remaining 50% of the Base Agents' Fee and interest thereon) will be released by the Escrow Agent to the Company and the Escrow Agent will issue and deliver each holder of Subscription Receipts one Unit Share and one half of one Warrant for each Subscription Receipt held, without payment of additional consideration or further action on the part of the holder. Contemporaneously with the delivery of such notice, the Company will issue a press release announcing that the Unit Shares and Warrants have been issued.
If, prior to the date the Unit Shares and Warrants become issuable pursuant to the Subscription Receipts, the Company subdivides (including a distribution of Voting Shares to the holders of all or substantially all of the outstanding Voting Shares), redivides or changes its outstanding Voting Shares into a greater number of Voting Shares, or reduces, combines or consolidates its outstanding Voting Shares into a smaller number of Voting Shares (other than pursuant to the Consolidation), the number of Unit Shares and Warrants obtainable under each Subscription Receipt shall be adjusted immediately after the effective date of such subdivision, redivision, change, reduction, combination or consolidation, by multiplying the number of Unit Shares and Warrants theretofore obtainable on the exercise thereof by a fraction of which the numerator shall be the total number of Voting Shares outstanding immediately after such date and the denominator shall be the total number of Voting Shares outstanding immediately prior to such date. Such adjustment shall be made successively whenever any such event shall occur.
If the closing of the Transaction does not occur by the day that is 120 days after the Closing Date, the holder of each one Subscription Receipt will be entitled to 1.05 Units, and thereafter at the end of each additional thirty (30) day period up to the Deadline, the holder of each Subscription Receipt will be entitled to an additional 0.05 Units, subject to a pro-rated per diem adjustment should the Transaction close within such a thirty (30) day period. No fractional Unit Shares or Warrants will be issued in connection with the exercise of a Subscription Receipt. Where the number of Unit Shares or Warrants to which a holder of Subscription Receipts is entitled is not a whole number, the number of Unit Shares or Warrants issued to such holder will be rounded down to the nearest whole number without any compensation therefor. If the Termination Time occurs, the Subscription Receipts will terminate and holders of Subscription Receipts shall be entitled to receive an amount per Subscription Receipt equal to the Offering Price and a pro rata share of interest earned thereon. The Escrowed Funds will be applied toward payment of such amount and any shortfall will be funded by the Company.
The Subscription Receipt Agreement will provide for modifications and alterations thereto and to the Subscription Receipts issued thereunder by way of an extraordinary resolution. The term "extraordinary resolution" will be defined in the Subscription Receipt Agreement to mean, in effect, a resolution passed by the affirmative votes of the holders of not less than 66⅔% of the number of outstanding Subscription Receipts represented and voted at a meeting of holders or an instrument or instruments in writing signed by the holders of not less than 66⅔% of the number of outstanding Subscription Receipts.
Under the Subscription Receipt Agreement, original purchasers of Subscription Receipts pursuant to the Offering will have a contractual right of rescission following the issuance of Unit Shares and Warrants to such purchaser pursuant to the Subscription Receipts to receive the amount paid for the Subscription Receipts if this Prospectus (including documents incorporated by reference) or any amendment contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days of closing of the Offering.

Holders of Subscription Receipts are not shareholders of the Company and do not have rights as shareholders of the Company, including the right to vote at meetings of the Company's shareholders. Holders of Subscription Receipts are entitled only to receive Unit Shares and Warrants on the completion of the Transaction or to a return of the Offering Price for the Subscription Receipts together with any payments of interest, as described above, in the event that the Transaction is not completed by the Termination Time.
DESCRIPTION OF UNIT SHARES AND WARRANTS
The Company will have completed the Share Capital Restructuring as a condition of the closing of the Transaction. As result it will create a new class of shares of the Company so that the authorized capital will consist of a class of unlimited Common Shares and a class of unlimited Variable Voting Shares. If a purchaser is a Canadian Resident (as defined herein), each Unit will consist of one Common Share on a post-Consolidation basis and one half of one Warrant, with each Warrant entitling the holder thereof to purchase one Common Share on a post-Consolidation basis. If a purchaser is not a Canadian Resident, each Unit will consist of one Variable Voting Share on a post-Consolidation basis and one half of one Warrant, with each Warrant entitling the holder thereof to purchase one Variable Voting Share on a post-Consolidation basis.
Common Shares
Dividends and Distributions
The Common Shares will rank equally with the Variable Voting Shares with respect to dividends and the distribution of assets in the case of liquidation, dissolution or winding-up of the Company or other distribution of the Company's assets.
Voting Rights
The Common Shares carry one vote per share held.
Conversion
Each issued and outstanding Common Share shall be automatically converted into one (1) Variable Voting Share, without any further act on the part of Company or the holder of such Common Share, if such Common Share is or becomes beneficially owned or controlled, directly or indirectly, by a holder who is not a Canadian Resident. A "Canadian Resident" means a "Canadian" as such term is defined in Subsection 55(1) of the CTA or as specified in any regulation made thereunder, as the same may be amended, supplemented or replaced, from time to time.
In the event that an offer is made to purchase Variable Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Share shall become convertible at the option of the holder into one Variable Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Shares for the purpose of depositing the resulting Variable Voting Shares pursuant to the offer and for no other reason, including with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning the voting rights for Common Shares notwithstanding their conversion. The Company's transfer agent shall deposit the resulting Variable Voting Shares on behalf of the holder.
Should the Variable Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by the shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Variable

Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder to Common Shares.
Constraints on Share Ownership
Common Shares may only be owned and controlled by Canadian Residents.  Any Common Share owned or controlled by a person who is not a Canadian Resident is, or must be converted to a Variable Voting Share.
Variable Voting Shares
Dividends and Distributions
The Variable Voting Shares will rank equally with the Common Shares with respect to dividends and the distribution of assets in the case of liquidation, dissolution or winding-up of the Company or other distribution of the Company's assets.
Voting Rights
The Variable Voting Shares carry one vote per Variable Voting Share held, unless (a) the number of issued and outstanding Variable Voting Shares exceeds 25% (or any greater percentage the Governor in Council may specify pursuant to the CTA of the total number of all issued and outstanding Common Shares), or (b) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting exceeds 25% (or any greater percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that may be cast at such meeting.
If either of the above noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality to equal the maximum permitted vote per Variable Voting Share such that (i) under the circumstance described under (a) in the paragraph above, the Variable Voting Shares as a class shall not carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the CTA) of the total voting rights attached to all issued and outstanding Common Shares; and (ii) under the circumstance described under (b) in the paragraph above, the Variable Voting Shares as a class cannot, for a given shareholders meeting, carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that can be exercised at the meeting.
Conversion
Each issued and outstanding Variable Voting Share shall be automatically converted into one (1) Common Share, without any further act on the part of Company or the holder of such Variable Voting Share, if (i) such Variable Voting Share is or becomes beneficially owned and controlled, directly or indirectly, by a Canadian Resident, or (ii) the provisions contained in the CTA relating to foreign ownership restrictions are repealed and not replaced with other similar provisions. Each issued and outstanding Common Share shall be automatically converted into one (1) Variable Voting Share, without any further act on the part of Company or the holder of such Common Share, if such Common Share is or becomes beneficially owned or controlled, directly or indirectly, by a holder who is not a Canadian Resident.
In the event that an offer is made to purchase Common Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Shares are then listed, to be made to all or substantially all the holders of Common Shares in a given province of Canada to which these requirements apply, each Variable Voting Share shall become convertible at the option of the holder into one Common Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Shares pursuant to the offer, and for no other reason, including with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for Variable Voting Shares notwithstanding their conversion. The Company's transfer agent shall deposit the resulting Common Shares on behalf of the holder.
Should the Common Shares issued upon conversion and tendered in response to the offer be withdrawn by shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Common Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, into Variable Voting Shares.
Constraints on Share Ownership
Variable Voting Shares may only be owned or controlled by persons who are not Canadian Residents. Therefore, any Variable Voting Share owned or controlled by a person who is a Canadian Resident, is, or must be converted to a Common Share.
Warrants
The Warrants will be issued under a warrant indenture (the "Warrant Indenture") to be entered into between the Company and Computershare Trust Company of Canada (the "Warrant Agent") as of the Closing Date.  Each Warrant will be transferable and will entitle the holder (each, a "Warrantholder") to purchase one Warrant Share at a price of $0.50 at any time up to 5:00 p.m. (Vancouver time) on the date which is 24 months from the Escrow Release Time, after which time the Warrants will expire.  The Company will appoint the principal transfer offices of the Warrant Agent in Vancouver, British Columbia and Toronto, Ontario as locations at which the Warrants may be surrendered for exercise, transfer or exchange.  Under the Warrant Indenture, the Company may from time to time, subject to applicable law, purchase, by invitation for tender, in the open market, by private contract on any stock exchange or otherwise, any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.
The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:
(a)
the issuance of Voting Shares or securities exchangeable for or convertible into Voting Shares to all or substantially all of the holders of the Voting Shares by way of a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Voting Shares upon the exercise of any outstanding warrants or options);

(b)	the subdivision, redivision or change of the Voting Shares into a greater number of shares;
(c)	the consolidation, reduction or combination of the Voting Shares into a lesser number of shares, other than pursuant to the Consolidation;
(d)
the issuance to all or substantially all of the holders of the Voting Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Voting Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Voting Shares on such record date; or

(e)
the issuance or distribution to all or substantially all of the holders of the Voting Shares of securities of the Company including rights, options or warrants to acquire shares of any class or securities exchangeable or convertible into any such shares or property or assets and including evidences of indebtedness, or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:
(a)	reclassification, redesignation or other change of the Voting Shares;
(b)
consolidations, amalgamations, arrangements or mergers of the Company with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding Voting Shares or a change of the Voting Shares into other shares); or

(c)
the transfer, sale or conveyance of the undertaking or assets of the Company in their entirety or substantially in their entirety to another corporation or other entity in which the holders of Voting Shares are entitled to receive shares, other securities or other property.

No adjustment in the exercise price or the number of Warrant Shares issuable upon exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price or a change in the number of Voting Shares purchasable upon exercise by at least one one‑hundredth of a Voting Share, as the case may be.
The Company will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to Warrantholders of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Voting Shares issuable upon exercise of the Warrants, at least ten business days prior to the record date or effective date, as the case may be, of such event.
No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. All fractional Warrant Shares issuable upon the exercise of any Warrants will be rounded down to the nearest whole Warrant Share. Warrantholders will not have any voting or pre‑emptive rights or any other rights which a holder of Voting Shares would have.
The Warrant Indenture will provide that, from time to time, the Company and the Warrant Agent, without the consent of the Warrantholders, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not prejudice the rights of any Warrantholder.  Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the Warrantholders may only be made by "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the Warrantholders at which there are Warrantholders present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to a lack of quorum, at which adjourned meeting the Warrantholders present in person or by proxy shall form a quorum) and passed by the affirmative vote of Warrantholders representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the Warrantholders representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants.
The Warrants have not been and will not be registered under the U.S. Securities Act and may not be exercised in the United States or by, or for the account or benefit of, a U.S. person unless an exception is available from such registration requirements is available and the holder has provided the Company a legal opinion, which must be satisfactory to the Company, to such effect.
The foregoing summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture in the form to be agreed upon by the parties.  Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants which will be filed by the Company under its corporate profile at www.sedar.com following the closing of the Offering.

PLAN OF DISTRIBUTION
Pursuant to the Agency Agreement, the Agents will agree to sell, on a best efforts basis, up to 20,000,000 Subscription Receipts in the case of the Minimum Offering and up to 33,333,333 Subscription Receipts in the case of the Maximum Offering for aggregate gross proceeds of at least $6,000,000 and up to $9,999,999.90, respectively, payable in cash to the Escrow Agent against delivery of the Subscription Receipts, subject to compliance with all necessary legal requirements and the terms and conditions of the Agency Agreement to be entered into.
It is expected that the Closing will take place on or around December 16, 2016, or such other date as may be agreed on by the Company and the Agents, but in any event, no later than the date that is 90 days following the date that a receipt is issued for this Prospectus (or such later date as the securities regulatory authorities may permit). Prior to the Closing, the Agents will hold in trust all funds received from subscriptions until $6,000,000 has been raised and, if such amount is not raised within the distribution period, the Agents will return the funds to the subscribers without any deduction.
The Company will pay 50% of the Base Agents' Fee and all of the Agents' Expenses to the Agents on the Closing Date, with the Advisory Fee and the remaining 50% of the Base Agents' Fee to be paid by the Company upon completion of the Transaction by the Deadline. Additionally, upon completion of the Transaction by the Deadline, the Company will issue the Agents' Warrants to the Agents.
The obligations of each Agent under the Agency Agreement will be several and not joint, and may be terminated at the discretion of each Agent upon the occurrence of certain stated events. While the Agents will agree to use best efforts to sell the Subscription Receipts offered under this Prospectus, the Agents will not be obligated to purchase any Subscription Receipts which are not sold. The Company and Jetlines have agreed to indemnify the Agents against certain liabilities and expenses in certain circumstances.
The Company has granted the Agents the Agent's Option to purchase such number of additional Subscription Receipts as is equal to 15% of the Subscription Receipts sold under the Offering on the same terms and conditions as the Offering, exercisable in whole or in part at any time until 48 hours from the Closing Date.
If the Agent's Option in the case of the Maximum Offering is exercised in full, the total price to the public, Agents' Fee and net proceeds to the Company will be $11,499,999.90, $862,499.99 and $10,637,499.91, respectively. This Prospectus qualifies the grant of the Agent's Option and the distribution of the Agent's Option Subscription Receipts issuable upon any exercise of the Agent's Option and the underlying Unit Shares and Warrants and the Agents' Warrants. A purchaser who acquires Subscription Receipts in connection with the exercise of the Agent's Option acquires those Subscription Receipts under this Prospectus.
The Offering Price was determined by negotiation among the Company, Jetlines and Mackie, on behalf of the Agents. In connection with the Offering, the Company has agreed to pay the Agents a fee of $0.0225 per Subscription Receipt. The 50% of the Base Agents' Fees and all of the Agent's Expenses paid to the Agents on Closing, shall be paid from the Company's existing cash on hand. All other fees payable to the Agents will be paid on account of services rendered in connection with the Offering and will be paid from the proceeds of the Offering.
The Company has also agreed to issue the Agents the Agents' Warrants, in an amount equal to 6.0% of the number of Subscription Receipts sold under the Offering (including any Subscription Receipts sold upon the exercise of any portion of the Agent's Option). Each Agents' Warrant will be exercisable into one Unit at the Offering Price for a period of 24 months following the Escrow Release Time. In addition, the Company has agreed to pay the Agents the Advisory Fee, including the issuance of that number of Agent's Warrants equal to 1.5% of the number of Subscription Receipts sold under the Offering.
Pursuant to applicable securities legislation, the Agents may not, throughout the period of distribution under this Prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purposes of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities, and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.
Upon completion of the Offering, the Company shall grant Mackie a right of first refusal for all financings the Resulting Issuer proposes to undertake within a period of 18 months from the Closing Date. The Resulting Issuer will deliver to Mackie written notice of the terms of any proposed financing or proposed engagement by another dealer. Mackie will have five business days to deliver an engagement agreement or waive this right. Should Mackie waive its right of first refusal, the right shall be terminated for that specific transaction only.
The Company has applied to list the Unit Shares issuable pursuant to the Subscription Receipts sold pursuant to the Offering (including the Unit Shares issuable pursuant to the Agent's Option, the Warrant Shares issuable on exercise of the Warrants that are issuable pursuant to the Subscription Receipts sold pursuant to the Offering (including Warrant Shares underlying the Warrants issuable pursuant to the Agent's Option), the Unit Shares issuable upon exercise of the Agents' Warrants (including the Warrant Shares issuable on exercise of the Warrants that are issuable upon exercise of the Agents' Warrants) and Unit Shares and Warrant Shares issuable upon exercise of the Agents' Warrants as part of the Advisory Fee on the TSXV. Listing is subject to the Company fulfilling all of the applicable listing requirements of the TSXV. See "Risk Factors".
The Agents propose to offer the Subscription Receipts initially at the Offering Price. After the Agents have made a reasonable effort to sell all of the Subscription Receipts at such price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, subject to the limitations on discount market price in accordance with the policies of the TSXV, and the compensation realized by the Agents will be decreased by the amount that the aggregate price paid by purchasers for the Subscription Receipts is less than the proceeds paid by the Agents to the Company. No reduction in the Offering Price will affect the net proceeds received by the Company pursuant to the Offering.
Ownership of certain Securities of the Company is subject to constraints related to statutorily required levels of Canadian ownership; see "Description of Unit Shares and Warrants" for more information.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") in respect of a purchaser who acquires Subscription Receipts as beneficial owner pursuant to this Prospectus and who, at all relevant times, for purposes of the Tax Act, will acquire and hold the Securities as capital property, deals at arm's length with the Company and the Agents, is not affiliated with the Company or the Agents, and is resident or is deemed to be resident in Canada (each, a "Holder"), all within the meaning of the Tax Act. Generally, the Securities will be capital property to a Holder unless the Holder holds or uses the Securities, or is deemed to hold or use the Securities, in the course of carrying on a business or has acquired the Securities or is deemed to have acquired the Securities as part of an adventure or concern in the nature of trade.
Certain Holders whose Unit Shares or Warrant Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Unit Shares and Warrant Shares, and every other "Canadian security" (as defined in the Tax Act) owned by such Holder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.  No such election will apply to Subscription Receipts or Warrants.

This summary is based on the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary assumes that all Proposed Amendments will be enacted in the form proposed, however, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all, or that legislative, administrative or judicial changes will not modify or change the statements expressed herein. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ materially from the Canadian federal income tax considerations discussed herein.
This summary does not apply to a Holder (i) that is a "specified financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (ii) an interest in which is or would constitute a "tax shelter investment" (as defined in the Tax Act); (iii) that is a "financial institution" for purposes of certain rules referred to as the mark-to-market rules; (iv) that is a partnership; (v) that reports its ''Canadian tax results'' (as defined in the Tax Act) in a currency other than Canadian currency; (vi) that has entered into, or will enter into, a ''synthetic disposition arrangement'' or a ''derivative forward agreement'' with respect to the Securities, as those terms are defined in the Tax Act; (vii) who  would  receive  dividends  on  the  Unit Shares  under  or  as  part  of  a  "dividend  rental arrangement" (as defined in the Tax Act) of the Holder; (viii)  that is a corporation resident in Canada (for the purpose of the Tax Act) or a corporation that does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada, and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Securities, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act; or (ix) that is exempt from tax under the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Securities.
This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Securities.
This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations applicable to a purchaser of Securities, and no representations with respect to the income tax consequences to any particular holder or prospective investor are made. Accordingly, prospective purchasers of Securities should consult their own tax advisors with respect to the tax consequences applicable to them having regard to their own particular circumstances.
Acquisition of Units pursuant to the Subscription Receipts
No gain or loss will be realized by a Holder on the acquisition of a Unit pursuant to the terms of a Subscription Receipt. The cost of a Unit issued to a Holder pursuant to a Subscription Receipt will be the Offering Price thereof.
Allocation of the Offering Price of a Unit
For purposes of the Tax Act, a Holder will, on the acquisition of Units pursuant to the Holder's Subscription Receipts, be considered to have acquired the Unit Shares and Warrants comprising those Units.
The Holder's cost of the Units must be allocated on a reasonable basis between the Unit Shares and the Warrants comprising those Units to determine the cost of such Unit Shares and Warrants for purposes of the Tax Act.  The Company intends to allocate $0.22 of the Offering Price as the consideration for the issue of the Unit Share included in that Unit and $0.08 of the Offering Price as consideration for the issue of the one-half of one Warrant included in that Unit, subject to adjustment if the closing of the Transaction does not occur by the day that is 120 days after the Closing Date. Although the Company believes that its allocation is reasonable, it is not binding on the CRA or the Holder. The Holder's adjusted cost base of the Unit Share included in each Unit will be determined by averaging the cost allocated to such Unit Share with the adjusted cost base to the Holder of all Common Shares or Variable Voting Shares, as the case may be, owned by the Holder as capital property immediately prior to the acquisition of that Unit Share.
Termination of Subscription Receipts
As described above under "Description of Subscription Receipts", if the Termination Time occurs, holders of Subscription Receipts will be entitled to receive an amount per Subscription Receipt equal to the Offering Price and a pro rata share of interest earned thereon.
In that case, a Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary and that is entitled to receive any such interest will be required to include in computing its income for a taxation year the amount of any such interest accrued to the Holder to the end of the Holder's taxation year, or that is receivable or received by the Holder before the end of that taxation year, except to the extent that such interest was included in computing the Holder's income for a preceding taxation year.
Any other Holder, including an individual, who is entitled to receive any such interest will be required to include in computing the Holder's income for a taxation year the amount of any such interest that is receivable or received by the Holder in that taxation year, depending upon the method regularly followed by the Holder in computing income.
A Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax on its "aggregate investment income", which is defined in the Tax Act to include interest income.
Exercise of Warrants
No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share.  When a Warrant is exercised, the Holder's cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder's adjusted cost base of such Warrant and the exercise price paid for the Warrant Share.  The Holder's adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares or Variable Voting Shares, as the case may be, held as capital property by the Holder immediately before the acquisition of the Warrant Share.
Expiry of Warrants
The expiry of an unexercised Warrant generally will result in a capital loss to the Holder equal to the adjusted cost base of the Warrant to the Holder immediately before its expiry. The taxation of capital losses is described below under the heading ''Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses''.
Dividends on Unit Shares and Warrant Shares
Dividends received or deemed to be received on Unit Shares or Warrant Shares will be included in computing the Holder's income. In the case of a Holder who is an individual (including certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received by an individual from taxable Canadian corporations (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit applicable to "eligible dividends" properly designated as such by the Company in accordance with the provisions of the Tax Act. There can be no assurance that the Company will designate any dividends as "eligible dividends".

A dividend received or deemed to be received on Unit Shares or Warrant Shares by a Holder that is a corporation will generally be deductible in computing the corporation's taxable income, subject to all relevant restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Holder that is a corporation as proceeds of a disposition or a capital gain. Holders that are corporations should consult their own tax advisors having regard to their own circumstances.
A Holder that is a ''private corporation'' or ''subject corporation'' (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on Unit Shares or Warrant Shares to the extent such dividends are deductible in computing the Holder's taxable income for the taxation year.
Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules of the Tax Act.
Disposition of Securities
Generally, a Holder who disposes of or is deemed to have disposed of a Security (other than the disposition of Unit Shares or Warrant Shares to the Company, unless purchased by the Company in the open market in the manner in which shares would normally be purchased by any member of the public in the open  market) will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition for such Security exceed (or are less than) the adjusted cost  base  to  the  Holder  of  the  Security immediately  before  the  disposition  or  deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The taxation of capital gains and capital losses is described below under the heading "Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses".
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a ''taxable capital gain'') realized by a Holder must be included in the Holder's income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Holder (an ''allowable capital loss'') must generally be deducted from taxable capital gains realized by the Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.
The amount of any capital loss realized on the disposition or deemed disposition of a Unit Share or Warrant Share by a Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Unit Share or Warrant Share, to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is, directly or indirectly through a partnership or trust, a member of a partnership or a beneficiary of a trust that owns Unit Shares or Warrant Shares. Holders to whom these rules may be relevant should consult their own tax advisors.
A Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional tax, refundable in certain circumstances, on its "aggregate investment income" (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains.
Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules in the Tax Act.

ELIGIBILITY FOR INVESTMENT
Based on the provisions of the Tax Act and the Regulations in force on the date hereof, the Subscription Receipts and the Unit Shares and Warrants issuable pursuant to the Subscription Receipts, if issued on the date hereof, would at that time be a qualified investment under the Tax Act and the Regulations for a trust governed by a "registered retirement savings plan" ("RRSP"), "registered retirement income fund" ("RRIF"), "deferred profit sharing plan", "registered education savings plan", "registered disability savings plan", or a "tax-free savings account" ("TFSA"), each as defined in the Tax Act (each a "Plan"), if at that time: (i) the Common Shares and Variable Voting Shares were listed on a "designated stock exchange" as defined in the Tax Act (which includes the TSXV); (ii) in the case of the Subscription Receipts and the Warrants, the Company is not a "connected person" in relation to the Plan for purposes of the Tax Act; and (iii) in the case of the Subscription Receipts, the Escrowed Funds were invested in qualified investments for Plans.
Notwithstanding that the Subscription Receipts, Unit Shares, or Warrants may be a qualified investment for a trust governed by a TFSA, RRSP, or RRIF, the holder of a TFSA or the annuitant of an RRSP or RRIF, as the case may be, will be subject to a penalty tax on the Subscription Receipts, Unit Shares, or Warrants, as the case may be, if the Subscription Receipts, Unit Shares, or Warrants, as applicable, are a "prohibited investment" for the TFSA, RRSP, or RRIF, as the case may be. Subscription Receipts, Unit Shares, and Warrants will generally be a "prohibited investment" for a TFSA, RRSP, or RRIF if the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, does not deal at arm's length with the Company for purposes of the Tax Act or has a "significant interest" (as defined in the Tax Act) in the Company, except a Unit Share or Warrant Share will not be a "prohibited investment" if it is "excluded property" (as defined in the Tax Act) for such RRSP, RRIF, or TFSA.
Prospective purchasers who intend to hold the Subscription Receipts, Unit Shares, or Warrants in a trust governed by a TFSA, RRSP, or RRIF should consult their own tax advisors regarding their particular circumstances.
DEPOSITORY SERVICES
Except in certain limited circumstances: (i) the Securities will be issued and deposited in electronic form with CDS or its nominee pursuant to the book-based system administered by CDS; (ii) certificates evidencing the Securities will not be issued to subscribers; and (iii) subscribers will receive only a customer confirmation from the Agents or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Subscription Receipts is purchased. Subscribers who are not issued a certificate evidencing the Unit Shares or Warrants upon conversion of the Subscription Receipts which are subscribed for by them at Closing are entitled under the Canada Business Corporations Act to request that a certificate be issued in their name. Such a request will need to be made through the CDS participant through whom the beneficial interest in the Securities are held at the time of the request.
The ability of a beneficial owner of Securities to pledge such Securities or otherwise take action with respect to such owner's interest in such Securities (other than through a CDS participant) may be limited due to the lack of a physical certificate.
None of the Company, Jetlines nor the Agents will assume any liability for: (i) any aspect of the records relating to the beneficial ownership of the Securities held by CDS or the payments relating thereto; (ii) maintaining, supervising or reviewing any records relating to the Securities; or (iii) any advice or representation made by or with respect to CDS and those contained in this Prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its CDS participants. The rules governing CDS provide that it acts as the agent and depository for the CDS participants. As a result, CDS participants must look solely to CDS and persons, other than CDS participants, having an interest in the Securities must look solely to CDS participants for payments made by or on behalf of the Company to CDS in respect of the Securities.

PRIOR SALES
 The Company
The Company has not issued any securities within the 12 months prior to the date hereof.
 Jetlines
During the 12-month period prior to the date hereof, Jetlines issued the following securities:
Type of Securities	Date of Issue	Number of Securities	Price per Security
Jetlines Shares	December 1, 2015	725,000(1)	$0.001
	December 1, 2015	15,000(2)	$0.50
	February 11, 2016	100,000(3)	$0.001
	March 17, 2016	42,222	$0.45
	April 7, 2016	11,000	$0.45
	June 9, 2016	142,500	$0.45
	October 13, 2016	100,000	$0.45
	October 26, 2016	223,000	$0.45
	November 22, 2016	358,392	$0.45
Jetlines Warrants	February 11, 2016	200,000(4)	N/A
	March 17, 2016	42,222(5)	N/A
	April 7, 2016	11,000(6)	N/A
	June 9, 2016	142,500(7)	N/A
	October 13, 2016	100,000(8)	N/A
	October 26, 2016	223,000(9)	N/A
	November 22, 2016	358,392(10)	N/A

(1)
These shares were issued to Daniel James Scott (135,000), Dix Lawson (135,000), David Solloway (135,000), John Sutherland (75,000), John Korenic (75,000), Amelia Mui (65,000), Rick Low (50,000), Don Davis (20,000), Arne Olsen (15,000), Phil Larsen (10,000) and Kelli Rix (10,000). These shares will be held in escrow and will be released on the later of (a) the date on which Jetlines has received the necessary funds to launch airline operations or (b) October 29, 2017.

(2)	Issued to settle accounts payable for consulting services valued at $7,500.
(3)
These shares were issued to Rick Lang and will be held in escrow and will be released on the later of (a) the date on which Jetlines has received the necessary funds to launch airline operations or (b) October 29, 2017.

(4)	Exercisable at a price of $0.50 per Jetlines Share until February 11, 2018.
(5)	Exercisable at a price of $0.5625 per Jetlines Share until March 17, 2018.
(6)	Exercisable at a price of $0.5625 per Jetlines Share until April 7, 2018.
(7)	Exercisable at a price of $0.5625 per Jetlines Share until June 9, 2018.
(8)	Exercisable at a price of $0.5625 per Jetlines Share until October 13, 2018.
(9)	Exercisable at a price of $0.5625 per Jetlines Share until October 26, 2018.

(10)	Exercisable at a price of $0.5625 per Jetlines Share until November 22, 2018
PRICE RANGE AND TRADING VOLUME
The Company
The Common Shares are listed for trading on the TSXV under trading symbol "JET". The following table sets forth the reported high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the Common Shares on the TSXV for the periods indicated. Dollar and Common Share amounts as set out in the table below are shown on a pre-Consolidation basis and have not been adjusted to give effect to the Consolidation.

Period	Price Range ($)
	High	Low	Trading Volume
November 1 to 25, 2016	No trades(1)
October 2016	No trades(1)
September 2016	No trades(1)
August 2016	No trades(1)
July 2016	No trades(1)
June 2016	No trades(1)
May 2016	No trades(1)
April 2016	No trades(1)
March 2016	No trades(1)
February 2016	No trades(1)
January 2016	$0.10	$0.075	103,022
December 2015	$0.12	$0.07	231,907
November 2015	$0.145	$0.07	119,757

(1)	Trading of the Common Shares on the TSXV has been halted since February 17, 2016 in connection with the announcement of the Transaction.
Jetlines
Jetlines Shares are not listed on a Canadian or foreign stock exchange or traded on a Canadian or foreign market.
RISK FACTORS
A prospective purchaser of Subscription Receipts should carefully consider the information described in the Information Circular, which is incorporated by reference herein, under the headings "Summary – Risk Factors", "Risk Factors Relating to the Transaction", and Appendix B to the Information Circular "Information Concerning CJL – Risk Factors Related to the Business of CJL". There has been no significant change in applicable risk factors from those described in the Information Circular. In addition to the foregoing, prospective purchasers of Subscription Receipts should consider the other information below or contained elsewhere in this Prospectus and in the documents incorporated by reference.
Possible Failure to Complete the Transaction
The Transaction is subject to normal commercial risks that the Transaction may not be completed on the terms negotiated, or at all. If closing of the Transaction does not take place by the Termination Time, the Subscription Receipts will be cancelled and the Escrow Agent must repay to holders of Subscription Receipts an amount equal to the issue price thereof plus a pro rata share of the interest earned on the Escrowed Funds. In that case, the total return that a purchaser of Subscription Receipts would be entitled to receive would be limited to the purchaser's pro rata share of interest earned on the Offering Price for such purchaser's Subscription Receipts. The purchaser would not be entitled to participate in any growth in the trading price of the Common Shares. Further, the purchaser would be restricted from using the funds devoted to the acquisition of the Subscription Receipts for any other investment opportunities until the amount equal to the issue price of the purchaser's Subscription Receipts plus a pro rata share of the interest earned on the Escrowed Funds are returned to the purchaser.
Potential Undisclosed Liabilities Associated with the Transaction
There may be liabilities with respect to Jetlines that the Company has failed to discover or is unable to quantify in the due diligence it conducted prior to and following the execution of the Amalgamation Agreement. The Company may not be indemnified for some or any of these liabilities. The discovery or quantification of any material liabilities could have a material adverse effect on the Company's business, financial condition or future prospects.
No Market for the Subscription Receipts or Warrants
There is currently no market through which the Subscription Receipts or Warrants may be sold and there is no guarantee that an active trading market will develop. Accordingly, purchasers may not be able to resell the Subscription Receipts or Warrants distributed under this Prospectus. This may affect the pricing of the Subscription Receipts or Warrants in the secondary market, the transparency and the availability of trading prices and the liquidity of the Securities. The Company has applied to list the Unit Shares and Warrant Shares on the TSXV. Listing will be subject to the Company fulfilling all of the applicable listing requirements of the TSXV. There can be no assurance that an active trading market will develop for the Unit Shares and Warrant Shares after the Offering, or if developed, that such a market will be sustained at the Offering Price.
Use of Proceeds of the Offering
The Company intends to use the proceeds of the Offering as set out under the heading "Use of Proceeds". There may be circumstances that are not known at this time where a reallocation of the net proceeds of the Offering and the exercise of the Agent's Option, if any, may be advisable for business reasons that the Company's board of directors and management believe are in the Company's best interest.
Integration of the Resulting Issuer
In order to achieve the anticipated benefits of the Transaction, the Company will rely upon its ability to successfully retain staff, consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities of the Resulting Issuer and the efficiencies and other benefits from combining the Company and Jetlines. The integration of the Company and Jetlines and related operations requires the dedication of management effort, time and resources, which may divert management's focus and resources away from other strategic opportunities and from operational matters during the integration process. The Resulting Issuer may be unable to hire and retain such employees to the same extent Jetlines has been able to do so in the past. Such individuals may depart because of issues relating to the uncertainty or difficulty associated with the integration, including potential differences in corporate cultures and management philosophies. The departure of a member of senior management or a significant number of employees of the Resulting Issuer is not expected but if this occurs for any reason following the Transaction, the failure to appoint qualified or effective successors in the event of such departures of replace senior management or employees following the Transaction could have a material adverse effect on the Resulting Issuer's ability to achieve its objectives and the market price or value of the Resulting Issuer's securities. The integration process may result in the disruption of ongoing business and customer relationships that may materially adversely affect the Company's ability to achieve the anticipated benefits of the Transaction.

Pro Forma Financial Information
In preparing the pro forma financial information in this Prospectus, the Company has given effect to, among other items, the Offering and the completion of the Transaction. The assumptions and estimates underlying the pro forma financial information may be materially different from the Company's actual experience going forward.
Information Provided by Jetlines
All information relating to Jetlines contained in this Prospectus has been provided to the Company by Jetlines. Although the Company and the Agents have conducted what they believe to be a prudent and thorough level of investigation in connection with Jetlines, an unavoidable level of risk remains regarding the accuracy and completeness of such information. While the Company has no reason to believe that the information provided by Jetlines is misleading, untrue or incomplete in any material respect, neither the Company nor the Agents have verified the accuracy or completeness of such information.
General economic conditions in Canada, the United States and other parts of the world
Consumer purchases of discretionary items, which include the purchase of Jetlines' airfares and other products of Jetlines, may be adversely affected by economic conditions such as employment levels, salary and wage levels, the availability of consumer credit, inflation, interest rates, tax rates, fuel prices and consumer confidence with respect to current and future economic conditions. Consumer purchases may decline during recessionary periods or at other times when unemployment is higher or disposable income is lower. Consumer willingness to make discretionary purchases may decline, may stall or may be slow to increase due to national and regional economic conditions.
There remains considerable uncertainty and volatility in the Canadian and U.S. economy. Further or future slowdowns or disruptions in the economy could adversely affect passenger demand for Jetlines' airfares and products and could materially and adversely affect the Resulting Issuer and its growth plans. Jetlines may not be able to maintain its recent rate of growth in net revenue if there is a decline in consumer spending. In addition, a deterioration of economic conditions and future recessionary periods may impact the other risks faced by Jetlines' business, including those risks it may encounter as it attempts to execute growth plans.
Need for Future Financing
The future development of the Jetlines' business will require additional financing. There are no assurances that such financing will be available, or if available, available upon terms acceptable to the Company. If sufficient capital is not available, the Resulting Issuer may be required to delay the expansion of its business and operations, which could have a material adverse effect on the Resulting Issuer's business, financial condition, prospects or results of operations.
Future Sales May Cause Dilution
The Company may sell additional equity securities in subsequent offerings to finance its operations or expansion. The Company cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities or the perception that such sales could occur, may have a material adverse effect on the prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of the voting power and may experience dilution in the Company's earnings per Common Share.

Forward-Looking Statements May Prove Inaccurate
Investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.
Additional information on the risks, assumptions and uncertainties are found in this Prospectus under the heading "Cautionary Note Regarding Forward-Looking Statements".
LEGAL MATTERS AND INTEREST OF EXPERTS
Certain legal matters relating to the Offering will be passed upon by Gowling WLG (Canada) LLP on behalf of the Company, by Miller Thomson LLP on behalf of Jetlines and by McCullough O'Connor Irwin LLP on behalf of the Agents. As at the date hereof, the partners and associates of Gowling WLG (Canada) LLP, Miller Thomson LLP and McCullough O'Connor Irwin LLP, each as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditor of the Company and Jetlines is Davidson & Company LLP at its Vancouver, British Columbia office. Davidson & Company LLP has confirmed that it is independent of each of the Company and Jetlines in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.
Computershare Trust Company of Canada, at its Vancouver office located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, V6C 3B9, is the transfer agent and registrar for the Common Shares.
LEGAL PROCEEDINGS
There are no outstanding legal proceedings material to the Company or Jetlines to which the Company or Jetlines is a party or in respect of which its respective business is subject, nor are there any such proceedings known to the Company or Jetlines to be contemplated.
DIVIDEND POLICY
To date, the Company has not paid any dividends on its outstanding Common Shares. The future payment of dividends will be dependent upon the financial requirements of the Resulting Issuer to fund further growth, the financial condition of the Resulting Issuer and other factors which the board of directors of the Resulting Issuer may consider in the circumstances. It is not contemplated that any dividends will be paid in the immediate or foreseeable future.
EXEMPTIONS FROM THE INSTRUMENT
Pursuant to an order dated November 25, 2016, the Company has obtained a decision under the securities legislation of the provinces of British Columbia and Ontario that the qualification criteria in Sections 2.2(d)(ii) and 2.2(e) of NI 44-101, which provide that the Company have a current annual information form and not be an issuer whose operations have ceased, or whose principal asset is cash, cash equivalents or its exchange listing, do not apply to the Company in connection with the Offering. In accordance with the foregoing, the Information Circular has been incorporated by reference herein in lieu of an annual information form.

PURCHASERS' STATUTORY RIGHTS
Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.
In an offering of Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the Warrant is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon exercise of the Warrant, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of this right of action for damages or consult with a legal adviser.

CERTIFICATE OF THE COMPANY
November 25, 2016
This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all of the provinces and territories of Canada, except Québec and Nunavut.

(Signed) "Mark J. Morabito"	(Signed) "Kate-Lynn Genzel"
Mark J. Morabito	Kate-Lynn Genzel
President, Chief Executive Officer and Director	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) "Stewart Wallis"	(Signed) "Ken Brophy"
Stewart Wallis	Ken Brophy
Director	Director

CERTIFICATE OF CANADA JETLINES LTD.
November 25, 2016
This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all of the provinces and territories of Canada, except Québec and Nunavut.

(Signed) "Daniel James Scott"	(Signed) "John Sutherland"
Daniel James Scott	John Sutherland
Chief Executive Officer and Director	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) "Donald Sorochan"	(Signed) "Deborah Robinson"
Donald Sorochan	Deborah Robinson
Director	Director

CERTIFICATE OF THE AGENTS
November 25, 2016
To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all of the provinces and territories of Canada, except Québec and Nunavut.
MACKIE RESEARCH CAPITAL CORPORATION
By: (Signed) "Jovan Stupar" Jovan Stupar Managing Director
HAYWOOD SECURITIES INC.	PI FINANCIAL CORP.
By: (Signed) "Beng Lai" Beng Lai Managing Director	By: (Signed) "Grant Hughes" Grant Hughes Managing Director
ECHELON WEALTH PARTNERS INC.
By: (Signed) "Blair Jordan" Blair Jordan Managing Director